MFS® INVESTMENT MANAGEMENT
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

                       February 23, 2012

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 33 to Registration Statement on Form N-1A for MFS Series Trust VI ("Trust VI") on behalf of MFS Global Equity Fund and MFS Global Total Return Fund (File Nos. 33-34502 and 811-6102), Post-Effective Amendment No. 24 for MFS Series Trust XII on behalf of MFS Equity Opportunities Fund ("Trust XII") (File Nos. 333-126328 and 811-21780), and Amendment No. 6 to Registration Statement on Form N-1A for MFS Series Trust XIV ("Trust XIV") on behalf of MFS Institutional Money Market Portfolio (File No. 811-22033)

Ladies and Gentlemen:

On behalf of Trust VI and Trust XII, this letter sets forth our responses to your comments on the above-mentioned Post-Effective Amendments to the Registration Statements ("PEAs") and on behalf of Trust XIV, the above mentioned Amendment, each filed with the Securities and Exchange Commission (the "SEC") on December 29, 2011.  The PEAs were filed for the purpose of (i) registering a new class of shares, Class R5, for MFS Global Equity Fund and MFS Global Total Return Fund and (ii) reflecting a name change and related changes to the principal investment strategy disclosure for the MFS Equity Opportunities Fund (formerly MFS Sector Rotational Fund).  The Amendment was filed for updating the MFS Institutional Money Market Portfolio’s financial and other information and, in connection, therewith, making certain other minor and conforming changes to the registration statement of the MFS Institutional Money Market Portfolio.

General Comments

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced Registration Statements and Amendment.

Response:	As requested, in connection with the filings of the above-referenced Registration Statements and Amendment, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filings;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trusts from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii)
the Trusts may not assert the comment process with the SEC or its staff in connection with the preliminary filings as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant notes that, as indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Prospectuses

2.	Comment:
Confirm that the fee table will be completed and that any fee waiver or expense limitation described in the fee table will be in effect for at least one year and will state the period through which it is expected to continue and under what circumstances the waiver or limitation may be terminated.

Response:	Confirmed.

3.	Comment:
With respect to MFS Equity Opportunities Fund and MFS Global Equity Fund, within the Principal Investment Strategies section, please clarify that "net assets" for purposes of the 80% name test includes borrowings for investment purposes, as required by Rule 35d-1 under the Investment Act Company Act of 1940, as amended (the "1940 Act").

Response:
To the extent either Fund borrows for investment purposes, the borrowing would be included in the Fund's net assets for purposes of the Fund's 80% investment policy as required by Rule 35d-1.  However, because borrowings for investment purposes are not a principal strategy for either Fund, we do not believe it is necessary to include the technical definition of net assets to the prospectus disclosure for either fund.  For funds where borrowing for investment purposes is a principal investment strategy of the fund, we would include the requested disclosure.

4.	Comment:
With respect to MFS Equity Opportunities Fund and MFS Global Equity Fund, within the Principal Investment Strategies section, please revise the definition of equity security to only include convertible securities that are in the money and immediately convertible into equity for purposes of the funds' 80% equity name tests.

Response:
We believe that our definition of equity securities is reasonable and permitted under current SEC requirements.  We note that in footnote 43 of the adopting release for Rule 35d-1 (Release No. IC-24828; File No. S7-11-97) the SEC stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objective and strategies.  We believe that it is reasonable to include all securities that are convertible into equity securities as equity securities because all convertible securities are considered to be equity securities under the Securities Act of 1933.  Specifically, we note that Rule 405 of the Securities Act of 1933 defines equity securities as:

Securities and Exchange Commission
February 23, 2012

"[a]ny stock or similar security, certificate of interest or participation in any profit sharing agreement, reorganization certificate or subscription, transferable share, voting trust certificate or certificate of deposit for an equity security, limited partnership interest, interest in a joint venture, or certificate of interest in a business trust; any security future on any such security; or any security convertible, with or without consideration into such a security, or carrying any warrant or right to subscribe to or purchase such a security; or any such warrant or right; or any put, call, straddle, or other option or privilege of buying such a security from or selling such a security to another without being bound to do so."

We therefore respectfully decline to amend our equity security definition.

5.	Comment:
With respect to MFS Equity Opportunities Fund, the "Principal Investment Strategies" disclosure states that "MFS may invest a relatively large percentage of the fund's assets in issuers in a single sector or a small number of sectors".  Please confirm that a sector is broader than an industry and why this disclosure is not inconsistent with the fund's fundamental concentration policy.

Response:
The fund has a fundamental concentration policy not to invest 25% or more of its total assets in securities of issuers whose business activities are in the same industry.  Because sectors consist of securities in multiple industries and are thus broader than any single industry, the fund's concentration policy is not inconsistent with disclosure stating that the fund may invest a relatively large percentage of its assets in a single sector or small number of sectors.

6.	Comment:
With respect to the MFS Equity Opportunities Fund and MFS Global Equity Fund strategy of investing in companies of any size, consider adding small to mid-cap risk to each funds' Principal Risks section to disclose the additional risks associated with small and mid cap companies.

Response:
Investing in small and/or mid cap companies is not a principal investment strategy of each fund and therefore, we do not believe that small/mid cap risk is a principal risk of the funds.  We believe that our current disclosure adequately describes the principal investment risks of the funds and respectfully decline to add small/mid cap risk disclosure.

7.	Comment:	With respect to MFS Equity Opportunities Fund, consider including emerging markets risk disclosure in the Principal Risks section.

Response:
We do not believe that emerging markets risk is a principal risk of the fund.  We believe that our current disclosure adequately describes the principal investment risks of the fund and respectfully decline to add emerging markets risk disclosure.

8.	Comment:
With respect to "Company Risk" within the Principal Risks section of MFS Equity Opportunities Fund, provide an explanation regarding why the price of smaller less well-known companies can be more volatile (e.g., newer, less capital etc.).

Response:
Our current disclosure with respect to "Company Risk" states that the prices of small cap companies may be more volatile than the prices of larger cap companies.  We are not aware of any legal requirement to disclose further the reasons why the price of a smaller cap company may be more volatile than the price of a large cap company.  Item 9(c) of Form N-1A requires disclosure of the principal risks of investing in the Fund, including risks to the Fund's particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund's net asset value, yield, or total return.  We believe that our current disclosure satisfies this requirement and appropriately describes the principal risks of the Fund and respectfully decline to add additional disclosure.

9.	Comment:	Please describe any limitations on which distribution options are available for each class.

Response:
All distribution options are generally available to all classes except as disclosed in the prospectus.  For example, all Class R share classes must elect to reinvest all distributions in additional classes (see the "Distribution Options" section of the prospectus) and directing distributions to another fund is only available to Class A, Class B, and Class C shareholders (see the "Distribution Investment Program" section of the prospectus). We believe our current disclosure describes all available distribution options and respectfully decline to add additional disclosure.

10.	Comment:
With respect to MFS Global Total Return and MFS Global Equity Fund, please confirm that each Fund will invest at least 40% of its assets in securities of non-U.S. companies and in at least three different countries and confirm how this requirement is being met given the term "global" in each Fund's name.

Response:
We respectfully disagree that the use of the term “global” in each Fund’s name requires that each Fund must, under normal circumstances, invest at least 40% of its assets in securities of non-U.S. companies and in at least three countries.  We base this conclusion on (1) the fact that the SEC has never deemed the term “global” to be subject to Section 35(d) or Rule 35d-1, and (2) the use of the term “global” in each Fund’s name is not misleading in view of the disclosure that each Fund’s prospectus provides regarding the types of investments in which each Fund may invest.

As an initial matter, Section 35(d) of the 1940 Act does not, on its face, require a fund to maintain a minimum amount, or type, of investment in order to call itself a “global” fund.  Rather, this Section makes it unlawful for any fund to adopt as part of its name or title any word or words that the SEC defines as materially deceptive or misleading.  Under the plain wording of Section 35(d), a name is not unlawful pursuant to the Section unless and until the SEC has made an affirmative determination that the name is materially deceptive or misleading.  The SEC has not delegated its authority to the Staff to make this determination.

We have found no instance in which the SEC has determined the word “global” to be materially deceptive or misleading under Section 35(d) due to a failure to meet a percentage-based test.  To the contrary, the SEC had the opportunity to impose such a test when it proposed, and ultimately adopted, Rule 35d-1 under the 1940 Act (the “Names Rule”), but it specifically declined to do so (see Investment Company Names, SEC Release No. IC-24828 (January 17, 2001) (the "Adopting Release")). As a result, a “global” fund’s failure to meet a percentage-based test does not cause its name to be materially deceptive or misleading within the meaning of Section 35(d).

According to the Adopting Release, the general test of whether a particular fund name is misleading under Section 35(d) is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”  Of course, the name of a fund is not the sole source of information regarding its investments and risks.  Rather the facts and circumstances surrounding the use of the name must also be examined.

The SEC has stated that (1) “a reasonable investor could conclude” that a name that contains the word “global” may “suggest more than one investment focus”; and (2) “while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different investment portfolios” (see Investment Company Names, SEC Release No. IC 22530 (February 27, 1997)).  The 40% test requested by the Staff, with its insistence on a formulaic percentage limitation, is inconsistent with these statements by the SEC.

Here, the facts and circumstances surrounding the use of the term “global” in each Fund’s name establish that the use of the word “global” is not materially misleading or deceptive.  The focus of each Fund is on making opportunistic investments around the world.
In light of the foregoing, we believe that the SEC would be unable to find that each Fund’s name would lead a reasonable investor to conclude that the fund invests in a manner that is inconsistent with its intended investments or risks.

Securities and Exchange Commission
February 23, 2012

11.	Comment:
Within the "Principal Investment Strategies" section of the MFS Global Total Return Fund, please consider disclosing the fund's current dollar-weighted average maturity as it relates to the fund's investment strategy of investing in investment grade debt instruments.

Response:
The fund does not have an investment strategy of managing its debt investments to have a certain dollar-weighted average maturity or dollar-weighted average maturity range. In addition, we are not aware of any legal requirement, even for a fund that does manage to a disclosed dollar-weighted average maturity, to provide in its prospectus a current dollar-weighted average maturity. Therefore, we respectfully decline to add a current dollar-weighted average maturity to our prospectus disclosure.

12.	Comment:
With respect to the MFS Global Total Return Fund, please confirm if derivatives are a principal investment strategy of the fund and if so, confirm that the prospectus does not contain a laundry list of derivative types but only lists the derivative types the fund has used in the past or intends to use.

Response:
We have reviewed the Derivatives Letter (July 30, 2010, letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Office of Legal and Disclosure, SEC, regarding Derivatives-Related Disclosures by Investment Companies (the "Derivatives Letter"), and believe that the fund's derivatives disclosure is consistent with applicable SEC requirements.  The use of derivatives may be a principal investment strategy for the Fund and the prospectus lists the derivative types that we believe may be used as part of the fund's investment strategy.

Doc #212316

Securities and Exchange Commission
February 23, 2012
Page

Supplement to the Current Statement of Additional Information – Part II ("SAI")
dated January 1, 2012

13.	Comment:
Confirm that the Other Directorships described in "Appendix A – Trustees and Officers – Identification and Background" includes all Directorships held during the last five years and references five years in the "Other Directorships" column.

Response:
The directorships listed in the "Other Directorships" column includes all directorships held during the last five years.  We respectfully decline to add a reference to five years in the column head as that reference is not included in the chart provided in Item 17 of Form N-1A.

14.	Comment:
Within Appendix E – "Investment Restrictions", with respect to the Fundamental Investment Restriction applicable to the MFS High Income Fund that the Fund "may invest up to 40% of the value of its assets in each of the electric utility and telephone industries".  Please confirm if the Fund will or will not concentrate in the electric utility and telephone industries and if so, indicate the conditions under which it will concentrate.

Response:
The fund has adopted the following non-fundamental policy, as disclosed in Appendix E, that does not permit concentration in the electric utility or telephone industries: "The Fund will not: (2) purchase any securities of an issuer in a particular industry if as a result 25% or more of its total assets (taken at market value at the time of purchase) would be invested in securities of issuers whose principal business activities are in the same industry."

15.	Comment:	To the extent that a fund is invested in affiliated underlying funds, the fund should look-through to the holdings of underlying funds in monitoring its industry concentration.

Response:
We are not aware of any SEC requirement to look-through to affiliated underlying funds when monitoring the fund's industry concentration limit. Our fundamental concentration limit explicitly excludes investment companies.  To address this remote risk, the SAI includes the following disclosure:  "In accordance with the Fund’s investment program as set forth in its Prospectus, the Fund may invest more than 25% of its assets in any one underlying fund. Although the Fund does not have a policy to concentrate its investments in a particular industry, 25% or more of the Fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investment in one or more underlying funds."

MFS Series Trust XIV – MFS Institutional Money Market Portfolio

16.	Comment:	Please describe "proper form", as disclosed within the first paragraph of the section titled stated in "How to Redeem Shares" in the prospectus.

Response:	Within the "How to Purchase and Redeem Shares" sections, we will amend as follows the first paragraph of each of the "How to Purchase Shares" and "How to Redeem Shares" sections as follows:

How to Purchase Shares:
Your shares will be bought at the net asset value per share next calculated after your purchase is received ~~in proper form. MFSC reserves the right to reject any purchase order that is not in proper form. The specific requirements for proper form depend on the type of account and transaction and the method of purchase; contact MFSC if you have questions about your particular circumstances.~~ The fund may reject for any reason, or cancel as permitted or required by law, any purchase orders. The fund may stop offering shares completely, or may offer shares only on a limited basis, for a period of time or permanently.

How to Redeem Shares

Your shares will be sold at the net asset value per share next calculated after your redemption order is received ~~in proper form. MFSC reserves the right to reject any redemption request that is not in proper form. The specific requirements for proper form depend on the type of account and transaction and the method of redemption; contact MFSC if you have questions about your particular circumstances.~~ A redemption order in an amount less than or equal to the value of your account (other than an exchange) is considered to be in proper form only with respect to shares in your account for which payment has been received and collected. A new redemption order must be submitted if you wish to redeem shares for which payment had not been received and collected at the time the prior redemption order was received by the fund. Receiving and collecting payment can take up to seven business days after a purchase. In certain circumstances, you will need to have your signature guaranteed and/or submit additional documentation to redeem your shares. In general, no signature guarantee is required.

We intend to make this change in the next amendment to the MFS Institutional Money Market Portfolio's prospectus.

Securities and Exchange Commission
February 23, 2012

17.	Comment:
Confirm that the Other Directorships described in "Appendix A – Trustees and Officers – Identification and Background" includes all Directorships held during the last five years and references five years in the "Other Directorships" column.

Response:
The directorships listed in the "Other Directorships" column includes all directorships held during the last five years. We respectfully decline to add a reference to five years in the column head as that reference is not included in the chart provided in Item 17 of Form N-1A.

18.	Comment:
Please confirm if the fundamental investment restriction (6) of Appendix D – Investment Restrictions is a concentration policy and if so, explain the "carve outs" for "banks or bank holding companies, finance companies or utilities companies."

Response:
The Fund has had the following fundamental restriction since its inception: "As a fundamental investment restriction, the fund may not purchase any securities of an issuer in a particular industry if as a result 25% or more of its total assets (taken at market value at the time of purchase) would be invested in securities of issuers whose principal business activities are in the same industry, provided however, that this restriction shall not apply to securities or obligations issued or guaranteed by banks or bank holding companies, finance companies or utility companies."  Prior to the next shareholder meeting for the fund, MFS will consider whether any changes to the fundamental restriction should be recommended to the Board of Trustees.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

                 Sincerely,

                 SUSAN A. PEREIRA
                 Susan A. Pereira
                 Assistant Secretary